14049753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 18 2014
Washington DC 405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm. H. Murphy & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 South Post Oak Lane, Suite 690
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Murphy (713) 965-9494
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm. H. Murphy & Co., Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA K. BLACK
MY COMMISSION EXPIRES
OCTOBER 25, 2014

Signature

William H. Murphy, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WM. H. MURPHY & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wm. H. Murphy & Co., Inc.

We have audited the accompanying consolidated financial statements of Wm. H. Murphy & Co., Inc. and Subsidiaries (the Company), which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wm. H. Murphy & Co., Inc. and Subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 13, 2014

WM. H. MURPHY & CO., INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$ 49,726
Commissions receivable from clearing/broker dealer	660
Other receivables	38,971
Advances to related parties	521,506
Prepaid expenses	5,717
Clearing deposit	8,000
Marketable securities	17,181
Property and equipment, net	1,000
TOTAL ASSETS	$ 642,761

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 23,438
Stockholder's Equity	
Common stock, $1 par value, 1,000,000 shares authorized, 8,000 shares issued and outstanding	8,000
Additional paid-in capital	772,524
Accumulated deficit	(161,201)
Total Stockholder's Equity	619,323
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 642,761

See notes to financial statements.

WM. H. MURPHY & CO., INC. AND SUBSIDIARIES
Consolidated Statement of Income
Year Ended December 31, 2013

Revenue		
Investment banking	$	105,856
Securities commissions		26,703
Other revenue		4,791
TOTAL REVENUE		137,350
Expenses		
Auto		10,912
Clearing and other charges		7,465
Communications		9,961
Compensation and related costs		14,722
Insurance		8,461
Occupancy and equipment		32,182
Professional fees		13,312
Regulatory fees and expenses		8,085
Travel, meals and entertainment		15,210
Other expenses		10,806
TOTAL EXPENSES		131,116
Net income before other loss		6,234
Other Losses		
Realized loss on marketable securities		(1,616)
Unrealized loss on marketable securities		(26,324)
Total other losses		(27,940)
NET LOSS	$	(21,706)

See notes to financial statements.

WM. H. MURPHY & CO., INC. AND SUBSIDIARIES
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2012	8,000	$ 8,000	$ 752,524	$ (134,495)	$ 626,029
Additional paid-in capital contributed	-	-	20,000	-	20,000
Distribution to shareholder	-	-	-	(5,000)	(5,000)
Net loss	-	-	-	(21,706)	(21,706)
Balances at December 31, 2013	8,000	$ 8,000	$ 772,524	$ (161,201)	$ 619,323

See notes to financial statements.

WM. H. MURPHY & CO., INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:	
Net loss	$ (21,706)
Adjustments to reconcile net loss to net cash used in operating activities:	
Realized loss on marketable securities	1,616
Unrealized loss on marketable securities	26,324
Changes in assets and liabilities	
Decrease commissions receivable from clearing broker/dealer	522
Increase in other receivables	(16,403)
Increase in advances to related parties	(99,796)
Decrease in prepaid expenses	680
Decrease in clearing deposit	6,578
Decrease in accounts payable and accrued expenses	(2,582)
Decrease in commissions payable	(18,842)
Net cash provided by operating activities	(123,609)
Cash flows from investing activities:	
Proceeds from sale of marketable securities	25,472
Purchase of marketable securities	(9,792)
Net cash provided by investing activities	15,680
Cash flows from financing activities:	
Additional paid-in capital contributed	20,000
Distribution to shareholder	(5,000)
Net cash provided by financing activities	15,000
Net decrease in cash	(92,929)
Cash at beginning of year	142,655
Cash at end of year	$ 49,726

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Wm. H. Murphy & Co., Inc., (Murphy & Co.), was organized in the state of Texas in 1990. Murphy & Co. is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Murphy & Co.'s customers are primarily individuals and corporations located throughout the United States.

Wm. H Murphy & Co., Inc. and subsidiaries (Company) consolidated financial statements include the accounts of Murphy Ventures I, LLC, a Delaware limited liability company organized in February 2011, (MV I); Murphy Ventures II, LLC, a Delaware limited liability company organized in June 2011 (MV II), Murphy Ventures III, LLC, a Delaware limited liability company organized in October 2011 (MV III) and Murphy Ventures IV, LLC (MV IV) a Delaware limited liability company organized in October 2012. MV I, MV II, MV III, and MV IV are collectively referred to as Venture Entities.

Murphy & Co. operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Murphy & Co. does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Principles of Consolidation

The accompanying consolidated financial statements include Murphy & Co. and its subsidiaries. Murphy & Co. consolidates all majority-owned and controlled subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Derivatives

The Company uses derivatives to manage risks related to interest rate movements. Unrealized gains or losses, if any, on these derivatives are recorded currently in the statement of operations as investment banking revenue. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. The Company does not apply hedge accounting under ASC 815 *Derivatives and Hedging* as all financial instruments, including derivative financial instruments, are marked to market with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The Company has entered into various transactions involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to manage the interest rate risk of the Venture Entities. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Note 1 - Nature of Business and Summary of Significant Accounting Policies Continued)

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using accelerated methods over the estimated useful lives of primarily five to seven years.

Investment Banking Fees

The Company records investment banking fees when earned under the respective agreements.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Income Taxes

The Company files a consolidated federal tax return.

The Company is also subject to state income taxes.

As of December 31, 2013, open Federal tax years subject to examination include the tax years ended December 31, 2010 through December 31, 2012.

Note 2 - Transactions with Clearing Broker Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $8,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $47,897, which was $42,897 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.49 to 1.

Note 4 - Fair Value / Marketable Securities

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

Common Stock: Securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Note 4 - Fair Value / Marketable Securities (continued)

The following table summarized the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Marketable securities	$ 17,181	$ -	$ -	$ 17,181

Marketable securities consist of holdings of one common stock. Cost and fair value of marketable securities at December 31, 2013, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 826	$ 16,355	$ -	$ 17,181

Note 5 - Investment Transactions

MV I, MV II, MV III, and MV IV, entered into various agreements with four unrelated third parties to provide interest-rate hedges on behalf of the third parties. These agreements consist of long-term forward contracts, funding loans, and interest rate caps.

MV I

In February 2011, MV I entered into a forward contract with an unrelated third party, which was funded in part by the issuance of a loan in the amount of $20,000,000. Repayment of the loan will consist of ten annual payments of $2,590,091, including interest at a rate of 5%, through February 2021.

The holder of the forward contract has the right and obligation to receive an annual payment of a face amount of certain bonds, the amount of which will be determined based on future interest rates, in exchange for a payment of a fixed strike price. Each such face amount of bonds has a strike price of $1,649,909 and a notional amount of $4,000,000.

Note 5 - Investment Transactions (continued)

MV I (continued)

MV I has an interest rate cap agreement with an international financial services group. The agreement provides payments to MV I in the event of a rise in interest rates over the term of the forward contract. The interest rate cap agreement provides MV I with the exact difference in cash flow between the forward contract it holds as a liability, and the funding loan it holds as an asset; therefore, MV I holds a completely hedged net position.

The net value of these instruments is accounted for as a single item, rather than as separate assets and liabilities, as MV I and the third party have agreed to a master netting arrangement. At December 31, 2013, the net present value of the future cash flows of these instruments and the market value netted to zero; therefore, there are no related assets or liabilities shown in the accompanying consolidated statement of financial condition.

MV II

In June 2011, MV II entered into a forward contract with an unrelated third party, which was funded in part by the issuance of a loan in the amount of $36,000,000. Repayment of the loan will consist of nine annual payments of $1,880,000, including interest at a rate of 5%, and one final annual payment of all outstanding and unpaid interest and principal on June 30, 2021.

The holder of the forward contract has the right and obligation to receive an annual payment of a face amount of certain bonds, the amount of which will be determined based on future interest rates, in exchange for a payment of a fixed strike price. Each such face amount of bonds has a strike price of $2,360,000 for the initial nine bond deliveries, and the tenth bond delivery has a strike price of $3,366,230. All ten bond deliveries have a notional amount of $4,000,000.

MV II has an interest rate cap agreement with an international financial services group. The agreement provides payments to MV II in the event of a rise in interest rates over the term of the forward contract. The interest rate cap agreement provides MV II with the exact difference in cash flow between the forward contract it holds as a liability, and the funding loan it holds as an asset; therefore, MV II holds a completely hedged net position.

Note 5 - Investment Transactions (continued)

MV III (continued)

The net value of these instruments is accounted for as a single item, rather than as separate assets and liabilities, as MV II, and the third party have agreed to a master netting arrangement. At December 31, 2013, the net present value of the future cash flows of these instruments and the market value netted to zero; therefore, there are no related assets or liabilities shown in the accompanying consolidated statement of financial condition.

MV III

In November 2011, MV III entered into a forward contract with an unrelated third party, which was funded in part by the issuance of a loan in the amount of $31,250,000. Repayment of the loan will consist of nine annual payments of $1,600,000, including interest at a rate of 4.8%, and one final annual payment of all outstanding and unpaid interest and principal on November 22, 2021.

The holder of the forward contract has the right and obligation to receive an annual payment of a face amount of certain bonds, the amount of which will be determined based on future interest rates, in exchange for a payment of a fixed strike price. Each such face amount of bonds have strike prices and notional amounts as follows:

Forward Contract Year End	Notional Amount	Strike Price
1	$ 2,000,000	$ 520,000
2	2,300,000	838,000
3	2,600,000	1,156,000
4	3,200,000	1,792,000
5	3,800,000	2,428,000
6	4,400,000	3,064,000
7	5,100,000	3,806,000
8	5,800,000	4,664,000
9	6,500,000	5,420,000
10	7,200,000	4,972,110

Note 5 - Investment Transactions (continued)

MV III (continued)

MV III has an interest rate cap agreement with an international financial services group. The agreement provides payments to MV III in the event of a rise in interest rates over the term of the forward contract. The interest rate cap agreement provides MV III with the exact difference in cash flow between the forward contract it holds as a liability, and the funding loan it holds as an asset; therefore, MV III holds a completely hedged net position.

The net value of these instruments is accounted for as a single item, rather than as separate assets and liabilities, as MV III, and the third party have agreed to a master netting arrangement. At December 31, 2012, the net present value of the future cash flows of these instruments and the market value netted to zero; therefore, there are no related assets or liabilities shown in the accompanying consolidated statement of financial condition.

MV IV

In November 2012, MV IV entered into a forward contract with an unrelated third party, which was funded in part by the issuance of a loan in the amount of $97,565,250. Repayment of the loan will consist of nine annual payments of $5,125,000, including interest at a rate of 5.12%, and one final annual payment of all outstanding and unpaid interest and principal on November 2, 2022.

The holder of the forward contract has the right and obligation to receive an annual payment of a face amount of certain bonds, the amount of which will be determined based on future interest rates, in exchange for a payment of a fixed strike price. Each such face amount of bonds have strike prices and notional amounts as follows:

Note 5 - Investment Transactions (continued)

MV IV (continued)

Forward Contract Year End	Notional Amount	Strike Price
1	$ 10,000,000	$ 5,365,000
2	10,000,000	5,365,000
3	15,000,000	10,610,000
4	15,000,000	10,610,000
5	20,000,000	15,855,000
6	20,000,000	15,855,000
7	25,000,000	21,100,000
8	25,000,000	21,100,000
9	30,000,000	26,345,000
10	30,000,000	20,269,821

MV IV has an interest rate cap agreement with an international financial services group. The agreement provides payments to MV IV in the event of a rise in interest rates over the term of the forward contract. The interest rate cap agreement provides MV IV with the exact difference in cash flow between the forward contract it holds as a liability, and the funding loan it holds as an asset; therefore, MV IV holds a completely hedged net position.

The net value of these instruments is accounted for as a single item, rather than as separate assets and liabilities, as MV IV, and the third party have agreed to a master netting arrangement. At December 31, 2013, the net present value of the future cash flows of these instruments and the market value netted to zero; therefore, there are no related assets or liabilities shown in the accompanying consolidated statement of financial condition.

Note 6 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 4,817
Office equipment	5,650
	10,467
Accumulated depreciation	(9,467)
	$ 1,000

Note 7 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a federal net operating loss carry forward of approximately $416,000 available to offset future taxable income, which begins expiring in 2017. The net operating loss carry forward and the accumulated unrealized gains on marketable securities create a net deferred tax asset of approximately $60,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying consolidated statement of financial condition.

Note 8 - Office Lease

The Company leases office space under a noncancelable operating lease through December 2014. A portion of the leased space is subleased to two unrelated parties under month-to-month leases. The Company's lease expense is offset by payments due under the subleases. Office rent expense for the year totaled $51,873, and rental income under the subleases for the year totaled $23,201. These amounts are reflected in the accompanying consolidated statement of income as occupancy and equipment costs.

Note 9 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $521,506, or approximately 81%, of its total assets in advances to related parties. These advances are non-interest bearing and due on demand.

Note 10 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 11 - Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

		Subsidiaries					
	Murphy & Co.	MV I	MV II	MV III	MV IV	Eliminations	Total
Total Assets	$ 114,313	$ 313,454	$ 149,453	$ 149,478	$ 150,000	$ (233,937)	$ 642,761
Total Liabilities	23,438	233,937	-	-	-	(233,937)	23,438
Total Equity	90,875	79,517	149,453	149,478	150,000		619,323
Total Revenue	109,410	-	-	-	-		109,410
Net Income (Loss)	(15,062)	(6,644)	-	-	-		(21,706)

The accounts of the subsidiaries are not included in the computation of the Company's net capital.

Note 12 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2013, through March 13, 2014, the date which the consolidated financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's consolidated financial statements.

Schedule I

WM. H. MURPHY & CO., INC. AND SUBSIDIARIES

Supplementary Information

Pursuant to Rule 17a-5

December 31, 2013

Computation of Net Capital

Total consolidated stockholder's equity	$ 619,323
Deduct stockholder's equity not allowable for net capital	(528,448)
Total stockholder's equity qualified for net capital	90,875
Deductions and/or charges	
Non-allowable assets:	
Other receivables	32,667
Prepaid expenses	5,717
Property and equipment, net	1,000
Total deductions and/or charges	39,384
Net capital before haircuts on securities	51,491
Haircuts on securities:	
Marketable securities	2,577
Undue concentration	1,017
Total haircuts on securities	3,594
Net Capital	$ 47,897
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 23,438
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 42,897
Ratio of aggregate indebtedness to net capital	0.49 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ frm the computastion of net capital under Rule 15c3-1 as of December 31, 2013 as filed by Murphy & Co. on Form X-17a-5. Accordingly, no reconciliation is deemed necessary

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

Murphy & Co. operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Wm. H. Murphy & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Wm. H. Murphy & Co., Inc. and Subsidiaries (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 13, 2014